FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Works with Microsoft SharePoint 2010 to Extend Oracle Systems

PRESS RELEASE

Magic Software Works with Microsoft SharePoint 2010 to Extend Oracle Systems

LOS ANGELES, Calif. — July 07, 2011 — Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile, cloud, and on-premise enabled application platforms and business integration solutions, announced today that on July 11, 2011, it will be making an announcement to the Microsoft Worldwide Partner Conference in Los Angeles that Microsoft Corp. partners are now eligible for a SpeedTrack Authorization Program to offer the iBOLT integration platform for Microsoft SharePoint 2010, JD Edwards and PeopleSoft.  Companies deploying these systems can use Magic Software’s iBOLT Integration for Microsoft SharePoint 2010 to share information through their SharePoint 2010 deployment. As an initial step, Magic Software is promoting iBOLT with capabilities for SharePoint 2010 and Oracle JD Edwards.

The success of SharePoint 2010 has generated market demand for a simple approach to business process orchestration with back-end software systems, including legacy applications. iBOLT’s “drag, drop and configure” approach to business process integration means that Oracle customers can utilize SharePoint 2010 to manage the overall user experience and iBOLT to orchestrate the back-end integration, regardless of line-of-business application or database platform.

iBOLT dramatically reduces the amount of time necessary to design new business process flows and provides a robust and scalable solution for integration. This is achieved through Magic Software’s smart metadata-driven approach. This approach helps future-proof integration projects so that when underlying technologies and systems change, adaptation efforts are kept to a minimum.

Magic Software provides Microsoft partners with additional tools and solutions to help offer SharePoint 2010 to the enterprise market. The SpeedTrack Authorization Program that will be announced at the Microsoft Worldwide Partner Conference includes simplified authorization, technical training and go-to-market resources.

“Magic Software’s iBOLT represents a vast simplification of effort for both enterprise customers and their service providers. Businesses that are already using SharePoint 2010 and Oracle JD Edwards, for example, are able to implement end-to-end business processes and changes almost effortlessly,” said Magic Software Enterprises Americas CEO Regev Yativ.

Commitment to the Needs of Oracle Customers

SharePoint 2010 offers enterprise-grade capabilities in areas such as content management, business intelligence, portal, search, social software and more. Today’s announcement reflects a commitment to enable customers to unlock the value of backend business data and make it accessible to the entire organization.

“SharePoint 2010 is an easy and effective way for users to interact with the processes and data important for their business,” said Jared Spataro, director of SharePoint product marketing at Microsoft. “Solutions like iBOLT will enable customers of all sizes to create SharePoint 2010 applications that access legacy business applications.”

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile, cloud and on-premise application platform solutions, and business and process integration solutions. For more information, visit www.magicsoftware.com.

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Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

Magic Software press contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Works with Microsoft SharePoint 2010 to Extend Oracle Systems

Exhibit 10.1